FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES PUBLICATION HIGHLIGHTING ACTIVITY OF TTI-621 IN SÉZARY SYNDROME PATIENTS

Toronto, April 15, 2019 - Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the publication of data highlighting the role of TTI-621 in treating patients with Sézary syndrome (SS), a form of cutaneous T-cell lymphoma (CTCL).

The paper titled "Targeting CD47 in Sézary syndrome with SIRPαFc", published in the April 9th issue of Blood Advances, demonstrates that TTI-621 (SIRPα-IgG1 Fc) triggers macrophage-mediated phagocytosis of Sézary cells and reduces tumor load in SS patients following intravenous administration. Four of five heavily pre-treated SS patients had a decrease in the dominant malignant clone and other markers of tumor burden after a single infusion of TTI-621. "We continue to be excited by the monotherapy data emerging from our TTI-621 clinical studies", stated Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. "The results in this manuscript provide further support for investigating the therapeutic potential of our novel CD47-blocking agent in CTCL patients".

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include our belief that monotherapy data emerging from our clinical studies are favorable and support further investigation. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness of preclinical trials; and the completeness, accuracy and usefulness of the data. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on Form 20-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Media Relations:

Jessica Tieszen

Canale Communications for Trillium Therapeutics

619-849-5385

jessica@canalecomm.com